Exhibit 21.1

List of subsidiaries
Name	Jurisdiction
2798331 Ontario Inc	Ontario, Canada
Metamaterial Exchangeco Inc	Ontario, Canada
Metamaterial Inc	Ontario, Canada
Medical Wireless Sensing Ltd	London, United Kingdom
Metamaterial Technologies USA Inc	California, United States
Metamaterial Technologies Canada Inc	Federal, Canada
Meta Material Single Member S.A.	Greece
Nanotech Security Corp.	British Columbia, Canada
1315115 BC Inc.	British Columbia, Canada
Torchlight Energy Inc.	Nevada, United States
Torchlight Hazel, LLC	Texas, United States
Hudspeth Oil Corp.	Texas, United States
Oilco Holdings Inc	Nevada, United States
Hudspeth Operating, LLC	Texas, United States